

March 25, 2015

Via E-mail
Mr. Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02190

     Re: **Exquisite Acquisition, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed March 12, 2015
               File No. 333-201697

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 3 - Summary Information, Risk Factors, and Ratio of Earnings to Fixed Charges, page 3

1. We note your revised disclosure in response to comment 5 and we reissue in part. Please revise your disclosure to indicate that the securities to be issued will be deposited promptly into the trust account.

2. We note your revised disclosure in response to comment 6 of our letter dated February 21, 2015. Please further revise to clarify that funds will be returned promptly to investors regardless of whether they are being returned to individual investors or all.

The Offering, page 5

3. We note your revised disclosure in response to comment 9 of our letter dated February 21, 2015 and we reissue the comment. Please provide this offering's numerical equivalent to the referenced 80% threshold.

Use of Proceeds, page 14

4. We note your revised disclosure in response to comment 16 of our letter dated February 21, 2015. Please provide your analysis of how release of your proceeds for working capital upon discovery of a probable acquisition is consistent with Rule 419(e).

5. We note your response to comment 17 and we reissue the comment. Please revise to clarify the circumstances under which the proceeds would be released from the trust account to the company.

Dilution, page 15

6. We note your revised disclosure in response to comment 18 of our letter dated February 21, 2015. We further note your revised disclosure is based on a net tangible book value of $0. Please revise this section accordingly, depending upon any changes made to your prospectus in response to comment 7 below.

Net Value Calculation, page 16

7. We note the revisions to your filing in response to prior comment 20. You disclose that your net tangible book value at November 30, 2014, before this offering, was $0. However, the balance sheet on page F-2 reflects a net tangible book value of ($3,000). Please revise or advise.

Plan of Distribution, page 16

8. We note your revised disclosure in response to comment 23 of our letter dated February 21, 2015 and we partially reissue the comment. Please tell us how you determined the net capital of Underhill Securities Corp. We again note the net capital disclosed in Underhill's most recent filing with the Commission.

Prior and Current Blank Check Company Experience, page 26

9. We note your statement that "Thomas DeNunzio, our sole officer and director, is not an officer or director of any other blank check company except for Go Public II Inc." We note that Thomas DeNunzio is an officer and director of Brilliant Acquisitions, Inc. Please revise your disclosure as appropriate.

10. We note your response to and your revised disclosure in response to comment 29 of our letter dated February 21, 2015 and we partially reissue the comment. Please revise your prospectus to indicate that each entity filed a Form 10 registration statement and that there is no public market for any of the noted entities in the table. Please also revise to briefly indicate the terms of the purchase agreements and the compensation paid to Mr. Thomas DeNunzio.

Exhibit 23.1

11. Please amend you filing to provide a currently dated consent of your independent accountant.

Exhibit 99.1

12. We partially reissue comment 33 of our letter dated February 21, 2015 as we continue to note that section 3ii indicates that the "deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the Client/Beneficiary." Please note that Rule 419(b)(2)(ii) requires that the deposited proceeds be payable to the order of the escrow agent or trustee. Please revise.

13. We note your response to comment 33 that you have changed 'escrow agreement' to 'trust agreement' throughout the Trust Agreement. We note that the Trust Agreement continues to reference 'escrow agreement' throughout the document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director